SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

Matthew Eden

Chief Financial Officer

Elemetal, LLC

15850 Dallas Parkway

Dallas, TX 75248

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 6 Pages

(1)	Name of reporting person NTR Metals, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,365,460
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,365,460
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,365,460*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 23.7%*
(14)	Type of reporting person (see instructions) CO

*	NTR Metals, LLC (“NTR”), the Reporting Person, may also be deemed to beneficially own 13,814,727 common shares owned by Elemetal, LLC (“Elemetal”). See Item 4 for additional information. Percentage of class is based on 26,874,121 outstanding common shares, which is the sum of 12,388,976 common shares reported as outstanding at November 14, 2016 on the Form 10-Q filed by the Issuer on November 14, 2016 plus the 5,948,560 common shares issued to NTR and the 8,536,585 common shares issued to Elemetal, LLC by the Issuer on December 9, 2016, as further described in Item 4.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 6 Pages

(1)	Name of reporting person Elemetal, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,814,727*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,814,727*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,814,727*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 49.6%*
(14)	Type of reporting person (see instructions) CO

*	Includes 1,000,000 common shares issuable upon the exercise of warrants to purchase common shares of the Issuer. Elemetal may be deemed to beneficially own 6,365,460 common shares owned by NTR. See Item 4 for additional information. Percentage of class is based on 26,874,121 outstanding common shares, which is the sum of 12,388,976 common shares reported as outstanding at November 14, 2016 on the Form 10-Q filed by the Issuer on November 14, 2016 plus the 5,948,560 common shares issued to NTR and the 8,536,585 common shares issued to Elemetal by the Issuer on December 9, 2016, as further described in Item 4.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 6 Pages

(1)	Name of reporting person John R. Loftus
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,365,460
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,365,460
(11)	Aggregate amount beneficially owned by each reporting person 6,365,460
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 23.7%*
(14)	Type of reporting person (see instructions) IN

*	Percentage of class is based on 26,874,121 outstanding common shares, which is the sum of 12,388,976 common shares reported as outstanding at November 14, 2016 on the Form 10-Q filed by the Issuer on November 14, 2016 plus the 5,948,560 common shares issued to NTR and the 8,536,585 common shares issued to Elemetal, LLC by the Issuer on December 9, 2016, as further described in Item 4.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 6 Pages

This Amendment No. 18 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011, Amendment No. 6 to the Statement on Schedule 13D filed on October 31, 2011, Amendment No. 7 to the Statement on Schedule 13D filed on February 14, 2012, Amendment No. 8 to the Statement on Schedule 13D filed on October 31, 2012, Amendment No. 9 to the Statement on Schedule 13D filed on January 10, 2013, Amendment No. 10 to the Statement on Schedule 13D filed on July 31, 2013, Amendment No. 11 to the Statement on Schedule 13D filed on September 15, 2015, Amendment No. 12 to the Statement on Schedule 13D filed on February 8, 2016, Amendment No. 13 to the Statement on Schedule 13D filed on April 20, 2016, Amendment No. 14 to the Statement on Schedule 13D filed on June 22, 2016, Amendment No. 15 to the Statement on Schedule 13D filed on October 31, 2016, Amendment No. 16 to the Statement on Schedule 13D filed on December 9, 2016 and Amendment No. 17 to the Statement on Schedule 13D filed on December 22, 2016 (as so amended, the “Schedule 13D”). The principal executive offices of the Issuer are located at 15850 Dallas Parkway, Suite 140, Dallas, Texas 75248.

This Amendment No. 18 to Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 18 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 4. Purpose of Transaction

The following paragraph is added to the end of Item 4:

On February 16, 2017, the Issuer announced that it has entered into discussions with Elemetal with respect to plans or proposals which relate to or would result in the purchase by the Issuer of the business of Elemetal Recycling, LLC, Elemetal’s subsidiary, or some other extraordinary corporate transaction, such as a merger, reorganization or liquidation, or similar action.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2017

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name: Title:	Carl D. Gum, III General Counsel

ELEMETAL, LLC

By:	/s/ Matthew Eden
Name: Title:	Matthew Eden Chief Financial Officer

JOHN R. LOFTUS

By:	/s/ John R. Loftus